Exhibit 99.1
Shanda Game Limited Announces Results of Annual General Meeting
Hong Kong, China — November 28, 2011 — Shanda Games Limited (Nasdaq: GAME, the “Company”), a leading online game developer, operator and publisher in China, announced the results of the Company’s 2011 Annual General Meeting of Shareholders (the “Meeting”) held on November 25, 2011 at 2:00 P.M. in Hong Kong.
At the Meeting, the Company’s shareholders adopted the following resolutions proposed by the Company:
1. To re-elect Qunzhao Tan, Tianqiao Chen, Danian Chen, Grace Wu, Andy Lin, and Heng Wing Chan to serve as members of the Board of Directors until the Company’s next annual meeting of shareholders;
2. To elect Guoxing Jiang to serve as a member of the Board of Directors until the Company’s next annual meeting of shareholders; and
3. To approve, ratify and confirm the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditor for the fiscal year ended December 31, 2011.
About Shanda Games
Shanda Games Limited (Nasdaq: GAME) is a leading online game developer, operator and publisher in China. Shanda Games offers a diversified game portfolio, which includes some of the most popular massively multiplayer online role-playing games (MMORPGs) and advanced casual games in China, targeting a large and diverse community of users. Shanda Games manages and operates online games that are developed in-house, co-developed with world-leading game developers, acquired through investments or licensed from third parties. For more information about Shanda, please visit http://www.shandagames.com.
Contact
For Investors:
Ellen Chiu, Investor Relations Director
Maggie Zhou, Investor Relations Manager
Shanda Games Limited
Phone: +86-21-5050-4740 (Shanghai)
Email: IR@ShandaGames.com
Christian Arnell
Christensen
Phone: +86-10-5826-4939 (China)
Email: carnell@ChristensenIR.com
Linda Bergkamp
Christensen
Phone: +1-480-614-3004 (U.S.A.)
Email: lbergkamp@ChristensenIR.com
For Media:
Pamela Leung
Fleishman-Hillard
Phone: +852-2530-2675
Email: Pamela.Leung@fleishman.com